Joint News Release
B2Gold Corp. Acquires Trebol and Pavon Properties in Nicaragua

Vancouver, April 9, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold”) and Radius Gold Inc. (TSX-V: RDU) (“Radius”), are pleased to announce that the two companies have entered into a binding letter agreement pursuant to which B2Gold has agreed, among other things, to acquire a 100% interest in the Trebol and El Pavon gold properties in Nicaragua in consideration of C$20 million, payable in common shares of B2Gold at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange (“TSX”) for the ten trading days immediately preceding the date of the letter agreeemnt. In addition, B2Gold has agreed to make contingent payments to Radius of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis). Based on a previous joint venture agreement with Radius, B2Gold had earned a 60% interest in the Trebol and Pavon properties by expending a total of US$4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint venture.

The completion of the transaction is subject to a number of conditions, including the completion by B2Gold of satisfactory due diligence by May 6, 2012, the negotiation and execution of a definitive purchase agreement and the approval of all relevant regulatory authorities, including the approval of the TSX for the listing of the common shares of B2Gold to be issued in connection with the transaction.

B2Gold and Radius have also agreed to enter into a joint venture agreement on 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with B2Gold and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

In connection with the proposed transaction, B2Gold and Radius will terminate all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, El Pavon and San Pedro exploration properties.

About B2Gold Corp.

B2Gold is well positioned to continue its growth as an intermediate gold producer from existing projects given the proven technical team; strong operational and financial performance; and high quality development and exploration projects. Based on current assumptions, B2Gold is projecting gold production to grow to over 450,000 ounces per year by 2016. With B2Gold’s strong cash position and impressive projected cash from mining operations, B2Gold expect to be able to continue to fund all planned development, exploration and capital expenditures in 2012 without requiring external funding, and end the year in a strong financial position. In addition, B2Gold will continue to pursue accretive acquisitions and carry out our aggressive exploration programs. B2Gold trades on the Toronto Stock Exchange under the symbol “BTO” and on the OTCQX under the symbol “BGLPF”.

About Radius Gold Inc.

Radius has been exploring for gold in Latin America for nearly a decade. It has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua, and a number of 100% owned exploration plays, including the HB property in Guatemala.

ON BEHALF OF B2GOLD CORP.	ON BEHALF OF RADIUS GOLD INC.

“Clive T. Johnson”	“Simon Ridgway”
President and Chief Executive Officer	CEO & Chairman of the Board

For more information on B2Gold please visit B2Gold’s web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

For more information on Radius Gold please visit the Radius Gold’s web site at www.radiusgold.com or contact:

Investor relations: Ralph Rushton
Tel: 604-801-5432
Toll Free: 1-888-627-9378
Email: info@radiusgold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe B2Gold’s or Radius’ future plans, objectives or goals, including words to the effect that B2Gold or Radius or their respective management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.